UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-36363

TCTM KIDS IT EDUCATION INC.

6/F, No. 1 Andingmenwai Street,

Litchi Tower, Chaoyang District,

Beijing 100011, People’s Republic of China

Tel: +86 10 6213-5687

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

TCTM Announces Retirement of Director

TCTM Kids IT Education Inc. (NASDAQ: TCTM) ("TCTM" or the "Company"), a leading provider of IT-focused supplementary STEM education services in China, today announced that Mr. Binshen Meng, who served as a member of the Board of Directors of the Company (the “Board”) since December 2022, did not seek re-appointment upon the expiration of his term of service on December 1, 2024. Mr. Meng’s decision was not a result of any dispute or disagreement with the Company or the Board. The Board has no current plan to fill the vacancy left by Mr. Meng’s retirement.

Mr. Shaoyun Han, chairman of the board of the Company, commented, “We are immensely grateful for Mr. Meng’s contributions to our Company, and we wish him all the best in his future endeavors.”

About TCTM Kids IT Education Inc.

TCTM is a leading provider of IT-focused supplementary STEM education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, TCTM offers IT-focused supplementary STEM education programs, including computer coding and robotics programming courses, etc., targeting students between three and eighteen years of age. Aiming to encourage “code to learn,” TCTM embraces the latest trends in STEM education and technology to develop children's logical thinking and learning abilities while allowing them to discover their interests and potential.

Safe Harbor Statement

This current report contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. TCTM may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about TCTM’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TCTM Kids IT Education Inc.

	By:	/s/ Xiaobo Shao
	Name:	Xiaobo Shao
	Title:	Chief Financial Officer

Date: December 3, 2024